SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                      to

Commission File Number 000-51331

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BankFinancial and Subsidiaries Associate Investment Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BankFinancial Corporation

15W060 North Frontage Road

Burr Ridge, Illinois 60527

BANKFINANCIAL AND SUBSIDIARIES

ASSOCIATE INVESTMENT PLAN

Burr Ridge, Illinois

FINANCIAL STATEMENTS

December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator

BankFinancial and Subsidiaries

  Associate Investment Plan

Burr Ridge, Illinois

We have audited the accompanying statements of net assets available for benefits of the BankFinancial and Subsidiaries Associate Investment Plan (“the Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC

Oak Brook, Illinois

June 22, 2007

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2006 and 2005

	2006	2005
ASSETS
Investments, at fair value (Note 4)	$19,184,845	$16,430,167
Adjustment from fair value to contract value for fully benefit-responsive contracts	175,198	—

Net assets reflecting all investments at fair value	19,360,043	16,430,167
NET ASSETS AVAILABLE FOR BENEFITS	$19,360,043	$16,430,167

See accompanying notes to financial statements.

2.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2006

Additions to net assets attributed to:
Investment income (Note 4)
Net appreciation in fair value of investments	$2,115,145
Interest and dividends	208,896

2,324,041
Contributions:
Employer	719,391
Participant salary deferrals	1,146,825
Participant rollovers	650,102

2,516,318

Total additions	4,840,359
Deductions from net assets attributed to:
Benefits paid to participants	1,888,825
Administrative expenses	21,658

Total deductions	1,910,483

Net increase	2,929,876
Net assets available for benefits
Beginning of year	16,430,167

End of year	$19,360,043

See accompanying notes to financial statements.

3.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN

The following description of the BankFinancial and Subsidiaries Associate Investment Plan (“the Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of BankFinancial, F.S.B. (“the Bank”) and its subsidiaries who are 21 years of age or older and have completed six months of service. This plan, as amended, was adopted by the Bank on July 1, 1993. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility: Employees become eligible to participate in the Plan on the first day of any quarter of any plan year coincident with or next following the date that they have met the eligibility requirements.

Contributions: The Plan is a contributory 401(k) savings plan funded by employee and employer contributions. Each participant may elect to contribute up to 50% of pretax compensation, subject to the limits established by the Internal Revenue Code. Employer contributions consist of a discretionary matching contribution subject to a limitation of 5% of the participant’s eligible compensation and a discretionary profit sharing contribution. The Bank provided a dollar-for-dollar match subject to the above-mentioned limitation for the plan year ended December 31, 2006. No additional discretionary contribution was made for the year ended December 31, 2006.

Administrative Expenses: Any expenses incurred for the administration and audit of the Plan not paid by the Bank may be paid out of the Plan’s assets.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Bank’s matching and profit sharing contributions, (b) the Plan’s earnings, and (c) administrative expenses. Allocations are based on participant earnings, contributions, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Retirement, Death, and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death, or disability.

Investment Elections: Participants direct the investment of their account balance into various investment options offered by the Plan. The Plan currently offers nineteen funds, including BankFinancial Corporation common stock, as investment options for participants.

(Continued)

4.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service as follows:

Years	Vested Percent

1	0
2	25
3	50
4	75
5	100

Forfeitures: Forfeitures attributable to employer matching contributions are used to reduce future Employer matching contributions. Forfeitures attributable to employer profit sharing contributions are added to any employer discretionary profit sharing contributions and are allocated to participants in the same manner as the employer discretionary profit sharing contribution. As of December 31, 2006 and 2005, there was $6,278 and $73,839 respectively, in forfeited nonvested accounts.

Payment of Benefits: Participants are not eligible to receive benefit payments until employment is terminated or they attain the age 59 1/2. When the participant’s vested balance is $5,000 or less, the benefit is distributed in a lump-sum payment. Participants with a balance in excess of this figure may postpone the lump-sum payment of benefits until reaching the age of 70 1/2.

Loan Provisions: The Plan provides that participants can borrow funds against their account balances limited to the lesser of $50,000 or 50% of their vested account balance, subject to a minimum loan of $1,000.

Hardship Withdrawals: The Plan provides that participants can withdraw rollover contributions and earnings thereon and salary deferral contributions, but not the earnings thereon, for reasons of financial hardship, as defined. Individual salary deferral contributions are prohibited for a six-month period after such hardship withdrawal.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The policies and principles which significantly affect the determination of net assets and changes in net assets are summarized below.

Accounting Method: The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(Continued)

5.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of New Accounting Standard: The Plan retroactively adopted Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“the FSP”) in 2006. Pursuant to the adoption of the FSP, fully benefit-responsive investment contracts held directly by the Plan are to be presented at fair value. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line in the statement of net assets available for benefits, because contract value remains the relevant measurement attribute for that portion of net assets available for benefits attributable to fully benefit-responsive investment contracts. The adoption of the FSP had no impact on the net assets available for benefits as of December 31, 2005 as the Plan did not hold any fully benefit-responsive investment contracts at December 31, 2005. The net appreciation reported in the Plan’s statement of changes in net assets available for benefits has not been impacted by the adoption of the FSP either, as the amounts reflect the contract value of fully benefit-responsive contracts held directly or indirectly by the Plan.

Investment Valuation and Income Recognition: The Plan’s investments are stated at fair value. Investments traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. Interests in pooled separate accounts are valued at the net asset value of shares held by the Plan at year-end. Effective March 15, 2006, the Board of Directors of BankFinancial, F.S.B. unanimously consented to remove ING National Trust and appoint Principal Life Insurance Company (“Principal”) as the Plan’s trustee and custodian. As a result, certain investment options have changed accordingly. The fair values of the Plan’s investment contracts have been estimated with a discounted cash flows methodology, utilizing current rates of return available for similar contracts, with comparable credit risks, as of the respective financial statement dates. Participant loans are stated at cost, which approximates fair value.

(Continued)

6.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES (Continued)

Net assets available for benefits reflects the contract value of the Plan’s investments in fully benefit-responsive contracts, due to a separate adjustment presented in the statement of net assets available for benefits to increase the carrying amount of these investments to contract value, as applicable. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses, and is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties: The Plan provides for certain investment options including mutual funds, employer stock and a guaranteed investment contract. The underlying investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances. As of December 31, 2006 and 2005, 44.4% and 41.02% of the Plan’s net assets were invested in shares of BankFinancial Corporation Common Stock, respectively.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

(Continued)

7.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the fair value of the Plan’s net assets:

	December 31,
	2006	2005
BankFinancial Corporation Common Stock	$8,598,259	$6,739,500
Interest in pooled separate accounts
ING VP Growth and Income Account	—	922,811
ING VP Money Market Account	—	1,362,377
Fidelity VIP Growth Account	—	1,059,039
Interest in mutual funds
AllianceBernstein LP LargeCap Value Sel Fund	1,173,320	—
Principal Global Investors S&P 500 Idx Sel Fund	1,179,781	—
Principal Global Investors Prin Inv LifeTime 2020 Sel Fd	1,097,615	—
Columbus Circle Investors LargeCap Growth Sel Fund	1,537,335	—
Investment contract with insurance company
ING Fixed Account with ING Life Insurance and Annuity Company	$—	$2,656,761
Principal Life Insurance Company Fixed Income Option 401(a)/(k)	3,328,752	—

During the year ended December 31, 2006, the Plan’s investments (including investments bought and sold, as well as held, during the period) appreciated in value as follows:

Bank Common stock	$1,402,250
Pooled separate accounts	261,460
Mutual funds	451,435

$2,115,145

During the year ended December 31, 2006, the Plan’s investments generated interest and dividend income of $208,896.

(Continued)

8.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 5 - FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH INSURANCE COMPANY

The Plan holds a fully benefit-responsive group annuity investment contract with Principal (Issuer) through the Principal Fixed Income Option. The methodology for calculating the interest crediting rate is defined in Article I, Section II of the contract under the term “Composite Crediting Rate.” Under the terms of the existing contract, the crediting rate is currently reset on a semiannual basis. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract values for credit risk of the contract issuer or otherwise.

The Plan’s investment contract does not specify certain conditions under which distributions from the contract would be payable at amounts below contract value. The terms and methods under which the contract may transact are defined in Article II (Deposits and Funds), Article III (Fees), Article IV (Benefits and Other Payments) and Article V (Termination) in the contract. The contract does not specify the circumstances under which the Issuer may terminate the contract. Under the contract terms, the contract is terminated when no deposit arrangements have been and there are no deposits with a value greater than zero under the Contract. Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contract is based on agreed-upon formulas with the issuer, as defined in the contract agreements, but cannot be less than zero percent. Such interest rates are reviewed on a semi-annual basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and the duration of the underlying investments backing the contract. The resulting gains and losses in the fair value of the investment contract relative to the contract value, if any, are reflected in the Statement of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive contracts (“adjustment”).

2006
Average yields, in the aggregate for the contract:
Based on annualized earnings (1)	3.30%
Based on interest rate credited to participants (2)	3.30%

(1)	Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contract investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investments on the same date.

(Continued)

9.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. As of December 31, 2006, certain plan investments are guaranteed investment contracts and mutual funds issued by Principal. As of December 31, 2005, certain plan investments are units of pooled separate accounts and general accounts issued by ING. Principal is the custodian of the Plan as of December 31, 2006, and therefore, these investments qualify as party-in-interest investments. As of December 31, 2005, ING was the custodian of the Plan, and therefore, these investments qualified as party-in-interest investments. The Plan also held party-in-interest investments in the form of participant loans.

At December 31, 2006 and 2005, the plan held 482,777 and 459,094 shares of BankFinancial Corporation common stock in the BankFinancial Corporation Common Stock Fund, respectively. The Plan received $86,010 in dividends on BankFinancial Corporation common stock in 2006.

NOTE 7 - TAX STATUS

The Plan is relying on a favorable opinion letter dated September 16, 2003 issued to Principal Life Insurance Company, the plan document sponsor. The Plan is not required to file for an individual determination letter because of the opinion letter received from the Internal Revenue Service. Although the Plan has been amended since receiving the favorable opinion, the plan administrator believes that the Plan is designed and is being operated in accordance with the applicable requirements of the Internal Revenue Code.

(Continued)

10.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2006 and 2005

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to the Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$19,360,043	$16,430,167
Excess of contract value over estimated fair value of investments in investment contracts	(175,198)	—

Net assets available for benefits per the Form 5500	$19,184,845	$16,430,167

The following is a reconciliation of the change in net assets available for benefits for the year ended December 31, 2006 per the financial statements to the net increase in net assets available for benefits per the 2006 Form 5500:

Increase in net assets available for benefits per the financial statements	$2,929,876
Change in excess of contract value over estimated fair value of investments in investment contracts	(175,198)

Net increase in net assets available for benefits per the Form 5500	$2,754,678

11.

SUPPLEMENTAL SCHEDULE

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2006

Name of Plan Sponsor: BankFinancial, F.S.B.

Employer Identification Number: 36-1570375

Three-Digit Plan Number: 003

(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	Current Value
* BankFinancial Corporation	Common Stock	#	$8,598,259
Insurance Company Guaranteed Investment Contract:
* Principal Life Insurance Company	Fixed Income Option 401 (a)/(k)	#	3,328,752
Mutual Funds
* Principal Global Investors	Bond and Mtg Secs Sel Fund	#	719,842
AllianceBernstein LP	LargeCap Value Sel Fund	#	1,173,320
Goldman Sachs/LA Capital Mgmt	MidCap Value I Sel Fund	#	41,430
* Principal Global Investors	S&P 500 Idx Sel Fund	#	1,179,781
* Principal Global Investors	Prin Inv LfTm Strat Inc Sel Fd	#	7,740
* Principal Global Investors	Prin Inv LifeTime 2010 Sel Fd	#	59,113
* Principal Global Investors	Prin Inv LifeTime 2020 Sel Fd	#	1,097,615
* Principal Global Investors	Prin Inv LifeTime 2030 Sel Fd	#	142,168
* Principal Global Investors	Prin Inv LifeTime 2040 Sel Fd	#	65,725
* Principal Global Investors	Prin Inv LifeTime 2050 Sel Fd	#	31,839
Columbus Circle Investors	LargeCap Growth Sel Fund	#	1,537,335
Dimensional/Vaughan Nelson	SmallCap Value II Sel Fund	#	46,164
* Principal Global Investors	S&P 400 Idx Sel Fund	#	52,717
* Principal Global Investors	S&P 600 Idx Sel Fund	#	44,574
Turner Investment Partners	MidCap Growth Sel Fund	#	608,290
UBS/Emerald/Essex	SmallCap Growth II Sel Fund	#	5,109
* Principal Global Investors	Diversified Interl Sel Fund	#	149,467
Other:
* Participant loans	Interest rates ranging from 7.00% to 9.25% and maturities ranging from April 2007 to September 2011		295,605

			$19,184,845

*	Party-in-interest investment.

#	Investment is participant directed; therefore, historical cost is not required.

13.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BANKFINANCIAL AND SUBSIDIARIES ASSOCIATE INVESTMENT PLAN

Date: June 26, 2007	By:	/s/ PATRICIA M. SMITH
	Name:	Patricia M. Smith
	Title:	Executive Vice President, Human Resources Division, BankFinancial, F.S.B.

14.

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Crowe Chizek and Company

15.